UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(§240.13(e)-100)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

FEDERAL-MOGUL HOLDINGS CORPORATION

(Name of the Issuer)

IEH FM HOLDINGS LLC

AMERICAN ENTERTAINMENT PROPERTIES CORP.

ICAHN BUILDING LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

FEDERAL-MOGUL HOLDINGS CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Michelle Epstein Taigman Senior Vice President, General Counsel and Secretary Federal-Mogul Holdings Corporation 27300 West 11 Mile Road Southfield, Michigan 48034 (248) 354-7063	Keith Cozza President and Chief Executive Officer Icahn Enterprises L.P. 767 Fifth Avenue, 47th Floor New York, New York 10153 (212) 702-4300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Toth Winston & Strawn LLP 35 West Wacker Drive Chicago, Illinois 60601	Jesse Lynn, Esq. General Counsel Icahn Enterprises L.P. 767 Fifth Avenue, 47th Floor New York, NY 10153 (212) 702-4300	Julie Allen, Esq. Proskauer Rose LLP 11 Times Square New York, NY 10036 (212) 969-3155

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$281,667,218	$28,363.89

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Federal-Mogul Holdings Corporation (the “Company”) not beneficially owned by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”), at a purchase price of $9.25 per Share, net to the seller in cash. According to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on July 27, 2016, 169,040,651 Shares were outstanding as of July 25, 2016, of which 138,590,141 are held by the Offeror. Accordingly, this calculation assumes the purchase of 30,450,510 Shares.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2016 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$28,363.89

Form or Registration No.:	Schedule TO (File No. 005-83475)

Filing Party:	IEH FM Holdings LLC, American Entertainment Properties Corp., Icahn Buildings LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn

Date Filed:	September 26, 2016

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) filed by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”) and an indirect wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”), Parent, Icahn Building LLC, a Delaware limited liability company, Icahn Enterprises Holdings L.P., a Delaware limited partnership, Icahn Enterprises G.P. Inc., a Delaware corporation, Beckton Corp., a Delaware corporation, Carl Icahn, an individual, and Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company”) relates to the offer by Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company that are not already owned by the Offeror at $9.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated September 26, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement by Purchaser with the Securities and Exchange Commission (the “SEC”) on September 26, 2016 (the “Schedule TO”). Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meaning given to them in the Offer to Purchase.

In response to the Offer, on the date hereof, the Company is filing a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein.

The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, Offeror and Parent has been provided by such person and not by any other person.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9 and the annexes thereto.

Item 1.	Summary Term Sheet

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

Item 1002 of Regulation M-A

(a)    Name and Address. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information—Name and Address” and the information set forth in the Offer to Purchase under the “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference.

(b)    Securities. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information—Securities” and the information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c)    Trading Marking and Price. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 6—Price Range of Shares; Dividends” is incorporated herein by reference.

(d)    Dividends. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors— Section 7—Summary of the Merger Agreement”, “The Offer—Section 6—Price Range of Shares; Dividends” and “The Offer—Section 11—Dividends and Distributions” is incorporated herein by reference.

(e)    Prior Public Offerings. Not applicable.

(f)    Prior Stock Purchases. The information set forth in the Offer to Purchase under “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person

Item 1003(a)-(c) of Regulation M-A

(a)    Name and Address. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer—Section 8—Certain Information Concerning the Company”, The Offer—Section 9—Certain Information Concerning the Offeror and Parent” and “Schedule A—Executive Officer(s) and Director(s) of IEH FM Holdings LLC, American Entertainment Properties Corp., Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises L.P., Icahn Enterprises G.P. Inc. and Beckton Corp.” is incorporated herein by reference.

(b)    Business and Background of Entities. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information” and “The Offer—Section 8—Certain Information Concerning the Company” and the information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

(c)    Business and Background of Natural Persons. The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” and “Schedule A—Executive Officer(s) and Director(s) of IEH FM Holdings LLC, American Entertainment Properties Corp., Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises L.P., Icahn Enterprises G.P. Inc. and Beckton Corp.” is incorporated herein by reference.

Item 4.	Terms of the Transaction

Item 1004(a), (c)-(f) of Regulation M-A

(a)    Material Terms; Tender Offers

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 10—Source and Amounts of Funds” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer—Section 1—Terms of the Offer” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “The Offer—Section 3—Procedure for Tendering Shares” and “The Offer—Section 4—Withdrawal Rights” are incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “The Offer—Section 1—Terms of the Offer”, “The Offer—Section 2—Acceptance for Payment and Payment for Shares” and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger”, “Special Factors—Section 11—Interests of Certain Persons in the Offer” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(a)(2)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 7—Summary of the Merger Agreement” and “The Offer—Section 2—Acceptance for Payment and Payment of Shares” is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and in the Schedule 14D-9 under “Item 4—The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation” and “Item 4—The Solicitation or Recommendation—Reasons for the Board’s Recommendation” is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background”, “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors”, “Special Factors—Section 5—Effects of the Offer and the Merger” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(2)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger”, “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3”, “Special Factors—Section 11—Interests of Certain Persons in the Offer” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(2)(vi) Not applicable.

(a)(2)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(c)    Different Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”, “Special Factors— Section 5—Effects of the Offer and the Merger”, “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3”, “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” and the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” is incorporated herein by reference.

(d)    Appraisal Rights. The information set forth in the Schedule 14D-9 under the captions “Item 8 – Additional Information – Notice of Appraisal Rights” and “Annex B – Delaware Appraisal Statute (DGCL Section 262) and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3”, “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(e)    Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3” and “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

(f)    Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 1005(a)-(c) and (e) of Regulation M-A

(a) Transactions. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares”, “Special Factors—Section 10—Related Party Transactions” and “Special Factors—Section 11—Interests of Certain Persons in the Offer” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 7—Summary of the Merger Agreement”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

(c) Negotiations or Contracts. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 1006(b) and (c)(1)-(8)

(b) Use of Securities Acquired. The information set forth in the Schedule 14D-9 under “Item 2. Identity and Background of Filing Person – Offer” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c) Plans.

(c)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”, “Special Factors—Section 7—Summary of the Merger Agreement”, “The Offer—Section 6—Price Range of Shares; Dividends” and “The Offer—Section 11—Dividends and Distributions” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

Item 1013 of Regulation M-A

(a) Purposes. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c) Reasons. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 5—Effects of the Offer and the Merger” is incorporated herein by reference.

(d) Effects. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”, “Special Factors—Section 5—Effects of the Offer and the Merger”, “Special Factors—Section 7—Summary of the Merger Agreement”, “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3”, “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations”, “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

Item 8.	Fairness of the Going-Private Transaction

Item 1014 of Regulation M-A

(a) Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors”, “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”, “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background”, “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors” and “Special Factors—Section 4— Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(f) Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

Item 1015 of Regulation M-A

(a) Report, Opinion or Appraisal. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or any representative thereof who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Item 1007 of Regulation M-A

(a) Source of Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

Item 1008 of Regulation M-A

(a) Securities Ownership. The information set forth in the Offer to Purchase under “Introduction”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Schedule 14D-9 under “Item 6. Interest in Securities of the Subject Company” and the information set forth in the Offer to Purchase under “Introduction”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares”, “Special Factors—Section 10—Related Party Transactions” and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

Item 1012(d) and (e) of Regulation M-A

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Intent to Tender” and the information set forth in the Offer to Purchase under “Introduction”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors” and “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

Item 13.	Financial Statements Consideration

Item 1010(a) and (b) of Regulation M-A

(a) Financial Information. The information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference. The financial statements of the Company are also incorporated herein by reference to its Form 10-K and Form 10-K/A for the year ended December 31, 2015, including to the section in the Form 10-K titled “Part II—Item 8—Financial Statements and Supplementary Data”. The unaudited consolidated financial statements of the Company on its Form 10-Q for the quarter ended June 30, 2016 are incorporated herein by reference to the section titled “Item 1. Financial Information”.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

Item 1009 of Regulation M-A

(a) Solicitations or Recommendations. The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” and in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses” is incorporated herein by reference.

(b) Employees and Corporate Assets. No officer, class of employee or corporate assets of the Company has been or will be employed or used by Parent or the Offeror in connection with the Offer and the Merger.

Item 15.	Additional Information

Item 1011(b) and (c) of Regulation M-A

(b) The information set forth in the schedule 14D-9 under “Item 3—Arrangements with Current Executive Officers and Directors of the Company—Golden Parachute Compensation” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Schedule 14D-9 under “Item 8—Additional Information” is incorporated herein by reference.

Item 16.	Exhibits

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated September 26, 2016 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on September 26, 2016).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on September 26, 2016).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on September 26, 2016).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on September 26, 2016).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on September 26, 2016).

(a)(1)(vi)	Form of summary advertisement, published September 26, 2016 in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on September 26, 2016).

(a)(5)(i)	Letter dated February 28, 2016 to the Board of Directors of Federal-Mogul Holdings Corporation (incorporated by reference to Exhibit 1 to the Schedule 13D amendment filed by Icahn Enterprises L.P. with the SEC Commission on February 29, 2016).

(a)(5)(ii)	Letter dated June 17, 2016 to the Board of Directors of Federal-Mogul Holdings Corporation (incorporated by reference to Schedule 13D amendment filed by Icahn Enterprises L.P with the SEC on June 20, 2016).

(a)(5)(iii)	Joint Press Release issued by Federal-Mogul Holdings Corporation and Icahn Enterprises L.P. on September 6, 2016 (incorporated by reference to the Schedule 14D9-C filed by Federal-Mogul Holdings Corporation with the SEC on September 6, 2016).

(b)	None.

(c)(1)	Opinion of Houlihan Lokey Capital, Inc., dated September 6, 2016 (incorporated by reference to Annex A to the Schedule 14D-9 filed by Federal-Mogul Holdings Corporation with the SEC on September 26, 2016).

(c)(2)	Discussion materials for discussion with Icahn Enterprises, L.P., dated May 17, 2016.*

(c)(3)	Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors of Federal-Mogul Holdings Corporation, dated June 14, 2016.*

(c)(4)	Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors of Federal-Mogul Holdings Corporation, dated August 15, 2016.*

(c)(5)	Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors of Federal-Mogul Holdings Corporation, dated September 5, 2016.*

(c)(6)	Presentation of Houlihan Lokey Capital, Inc. to the Special Committee of the Board of Directors of Federal-Mogul Holdings Corporation, dated September 6, 2016.*

(d)(1)	Agreement and Plan of Merger, dated as of September 6, 2016, by and among Federal-Mogul Holdings Corporation, American Entertainment Properties Corp. and IEH FM Holdings LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Federal-Mogul Holdings Corporation with the SEC on September 7, 2016).

(d)(2)	Amendment and Joinder to Federal-Mogul Corporation Registration Rights Agreement among Federal-Mogul Corporation and IEH FM Holdings LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Federal-Mogul Holdings Corporation with the SEC on July 11, 2013).

(d)(3)	Tax Allocation Agreement by and among American Entertainment Properties Corp. and Federal Mogul Corporation dated as of July 11, 2013 (incorporated by reference to Exhibit 10. to the Current Report on Form 8-K filed by Federal-Mogul Holdings Corporation with the SEC on July 11, 2013).

(f)	The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—Appraisal Rights” and “Annex B—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(g)	None.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 26, 2016

FEDERAL-MOGUL HOLDINGS CORPORATION

By:	/s/ Michelle Epstein Taigman
Name:	Michelle Epstein Taigman
Title:	Senior Vice President, General Counsel and Secretary

IEH FM HOLDINGS LLC
By:	Icahn Enterprises Holdings L.P., its sole member
By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN BUILDING LLC
By:	Icahn Enterprises Holdings L.P., its sole member
By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

CARL C. ICAHN

/s/ Carl C. Icahn